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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

WCI Communities, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92923C104 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C104	13G	Page 2 of 7 Pages

1.	Name of Reporting Persons: Virginia Jean Ackerman, as trustee of the Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05 I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power:

-0-
6. Shared Voting Power:

-0-
7. Sole Dispositive Power:

-0-
8. Shared Dispositive Power:

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

-0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9):

0%
12.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 92923C104	13G	Page 3 of 7 Pages

1.	Name of Reporting Persons: Michael Ackerman, as trustee of the Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05 I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power:

-0-
6. Shared Voting Power:

-0-
7. Sole Dispositive Power:

-0-
8. Shared Dispositive Power:

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

-0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9):

0%
12.	Type of Reporting Person (See Instructions):

IN

Item 1	(a).	Name of Issuer:

WCI Communities, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

24301 Walden Center Drive, Bonita Springs, FL 34135

Item 2	(a).	Name of Person Filing:

This statement is being filed jointly by Virginia Jean Ackerman and Michael Ackerman, as trustees of the Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05, a Florida trust (the “Trust”). All of the shares of common stock of the Company that were beneficially owned by the reporting persons were held directly by the Trust.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

Trust: c/o Chandelle Ventures Inc., 24311 Walden Center Drive, Bonita Springs, FL 34134. Michael Ackerman: 15 Cherry Hills Park Drive, Cherry Hills Village, CO 80113. Virginia Jean Ackerman: 8477 Bay Colony Drive, Apt. 501, Naples, FL 34108.

Item 2	(c).	Citizenship:

The Trust is organized under the laws of the State of Florida. Virginia Jean Ackerman and Michael Ackerman are citizens of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

92923C104

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 0

	(b)	Percent of class: 0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Virginia Jean Ackerman: 0 Michael Ackerman: 0

		(ii)	Shared power to vote of to direct the vote: Virginia Jean Ackerman: 0 Michael Ackerman: 0

		(iii)	Sole power to dispose or to direct the disposition of: Virginia Jean Ackerman: 0 Michael Ackerman: 0

		(iv)	Shared power to dispose or to direct the disposition of: Virginia Jean Ackerman: 0 Michael Ackerman: 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Virginia Jean Ackerman
Virginia Jean Ackerman, as Trustee of the
Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05

/s/ Michael Ackerman
Michael Ackerman, as Trustee of the
Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2007

/s/ Virginia Jean Ackerman
Virginia Jean Ackerman, as Trustee of the
Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05

/s/ Michael Ackerman
Michael Ackerman, as Trustee of the
Don E. Ackerman 2005 Irrevocable Trust dated 12/15/05